UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Liberty Acquisition Holdings Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

53015Y107

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53015Y107	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 53015Y107	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON IN

This Amendment No. 1 to Schedule 13G (this “Amendment No. 1”) is being filed with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Liberty Acquisition Holdings Corp., a corporation organized under the laws of the State of Delaware (the “Company”), to amend the Schedule 13G filed on February 11, 2009 (as amended by this Amendment No. 1, the “Schedule 13G”). This Amendment No. 1 is being filed to report that the Reporting Persons no longer beneficially own more than 5% of the Common Stock. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13G.

Item 4:	Ownership:

The beneficial ownership of Common Stock by the Reporting Persons, as of the date hereof, is as follows:

A.	Third Point LLC

(a) Amount beneficially owned: -0-

(b) Percent of class: 0%.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: -0-

(iii)    Sole power to dispose or direct the disposition: -0-

(iv)    Shared power to dispose or direct the disposition: -0-

B.	Daniel S. Loeb

(a) Amount beneficially owned: -0-

(b) Percent of class: 0%

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: -0-

(iii)    Sole power to dispose or direct the disposition: -0-

(iv)    Shared power to dispose or direct the disposition: -0-

Item 5:	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 10:	Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on following page]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010

THIRD POINT LLC

By: Daniel S. Loeb, Chief Executive Officer

By: /s/ William Song

Name: William Song

Title: Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ William Song

Name: William Song

Title: Attorney-in-Fact

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13G WITH RESPECT TO

LIBERTY ACQUISITION HOLDINGS CORP.]

EXHIBIT INDEX

Exhibit 99.1:

Joint Filing Agreement, dated February 10, 2009, by and between Third Point LLC and Daniel S. Loeb, was previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 11, 2009 as an exhibit to the Schedule 13G filed by Third Point LLC and Daniel S. Loeb with respect to Liberty Acquisition Holdings Corp. and is incorporated herein by reference.

Exhibit 99.2:

Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, Joshua L. Targoff and Bruce Wilson, dated January 5, 2009, was previously filed with the SEC on January 5, 2009 as an exhibit to Amendment No. 3 to Schedule 13G filed by Third Point LLC, Third Point Offshore Fund, Ltd., Third Point Offshore Master Fund, L.P., Third Point Advisors II L.L.C. and Daniel S. Loeb with respect to Energy XXI (Bermuda) Limited and is incorporated herein by reference.